April 28, 2026

Jianbiao Dai
Chief Executive Officer
NetClass Technology Inc
Unit 11-03, ABI Plaza
11 Keppel Road
Singapore 089057

       Re: NetClass Technology Inc
           Registration Statement on Form F-1
           Filed April 20, 2026
           File No. 333-295192
Dear Jianbiao Dai:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology